[Global Power Equipment Group Inc. Letterhead]

January 31, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0404

Re:	Global Power Equipment Group Inc.

Registration Statement on Form S-3

File No. 333-121585

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Global Power Equipment Group Inc. (the “Company”) hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated so that the same will become effective at 3:00 p.m., Washington, D.C. time, on Wednesday, February 2, 2005, or as soon thereafter as practicable.

In connection with the foregoing request, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, Global Power Equipment Group Inc.

By:	/s/ Candice L. Cheeseman
Candice L. Cheeseman, General Counsel and Secretary